UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Press release issued by ABB Ltd dated March 18, 2020, titled “Annual General Meeting of ABB Ltd”.

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ZURICH, SWITZERLAND, MARCH 18, 2020

Annual General Meeting of ABB Ltd

–    AGM will take place under extraordinary conditions

–    Shareholders are not allowed to attend in person and are requested to vote via independent proxy

ABB confirms that it will hold its Annual General Meeting (AGM) on March 26, 2020, as planned. In accordance with the requirements as defined in the Ordinance of the Federal Council of Switzerland, dated March 16, 2020, regarding measures against combatting the coronavirus, shareholders will not be allowed to attend the event in person.

Shareholders are requested to vote their shares in advance by giving a power of attorney to the independent proxy. The respective deadline has been further extended to March 25, 2020, 10:00 am CET.

The AGM will neither have any addresses by the Chairman and senior management, nor a webcast. It will only allow the independent proxy on behalf of the shareholders to vote on the proposals of the Board of Directors, which can be found on ABB’s investor relations website at www.abb.com/agm.

The voting results will be published on www.abb.com/agm shortly after the AGM.

ABB (ABBN: SIX Swiss Ex) is a technology leader that is driving the digital transformation of industries. With a history of innovation spanning more than 130 years, ABB has four, customer-focused, globally leading businesses: Electrification, Industrial Automation, Motion, and Robotics & Discrete Automation, supported by the ABB Ability™ digital platform. ABB’s Power Grids business will be divested to Hitachi in 2020. ABB operates in more than 100 countries with about 144,000 employees. www.abb.com

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 19, 2020.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: March 19, 2020.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance